Exhibit 8.1

List of principal subsidiaries, the VIEs and principal subsidiaries of the VIEs of the Registrant

Name	Place of Incorporation

Subsidiaries

Giganology (Shenzhen) Co., Ltd.	PRC

Xunlei Network Technologies Limited	British Virgin Islands

Xunlei Network Technologies Limited	Hong Kong

Xunlei Computer (Shenzhen) Co., Ltd.	PRC

Funi. Pte. Ltd.	Singapore

Fuconnect. Pte. Ltd.	Singapore

Variable Interest Entities

Shenzhen Xunlei Networking Technologies, Co., Ltd.	PRC

Shenzhen Suqu Network Technology Co., Ltd	PRC

Subsidiaries of the Variable Interest Entities

Xunlei Games Development (Shenzhen) Co., Ltd.	PRC

Shenzhen Xunlei Wangwenhua Co., Ltd.	PRC

Beijing Xunzhi Technology Co., Ltd.	PRC

Henan Tourism Information Co., Ltd.	PRC

Shanghai Kuanghui Network Technology Co., Ltd.	PRC

Hupu (Shanghai) Information Technology Co., Ltd.	PRC